UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, August 21, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

On May 31 we informed the market that Inmobiliaria Almonte S.A.C. ("Almonte") -subsidiary of VIVA GYM S.A.- and Promoción Inmobiliaria del Sur S.A. ("Prinsur") - subsidiary of Inversiones Centenario S.A.A.- subscribed (i) a contract of sale whereby they agreed the terms and conditions by which Almonte would transfer to Prinsur a property located in Lurín, province and department of Lima, which is part of the industrial and logistics center project called Almonte ("Almonte Land") and (ii) a commitment to contract the remaining properties of the Almonte Land.

Regarding (i), we comply to inform that today, Prinsur made a partial payment of US$ 74'123,680.00 of the sale price, leaving an outstanding amount of US$ 13,753,679.761. The aforementioned balance will be canceled after verification of the preceding conditions pending for such effects.

Regarding (ii), to date, the purchase agreement has not been signed because Prinsur is performing a due diligence process to the remaining properties of the Almonte Land.

It is important to note that the available amount as a result of the transaction, after the obligations of the operation have been paid, will be used to pay the financial debt with the banks, which will contribute to the company’s financial strengthening process.

Finally, we commit ourselves to communicate in a timely manner to the market, as a Relevant Information Communication, when the outstanding amount of the price of sale is canceled and the contract of sale of the remaining properties is signed.

1 US$ 4'578,163.92 was canceled at the signing of the contract. Likewise, the total price of sale was readjusted to US$ 92,455,523.68 by the application of a price adjustment formula stipulated in the contract (due to a marginal reduction of the area).

Sincerely,

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: August 21, 2018